SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of March 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CGG Adds New Santos VIII Multi-Client Survey to its Unique

Regional Broadband Coverage Offshore Brazil

Paris, France – March 15, 2018

CGG has commenced acquisition of a large broadband 3D multi-client survey in the pre-salt area of the deepwater Santos Basin. Santos VIII is the most recent survey in CGG’s vast on-going pre-salt program that delivers ultramodern seismic data, enabling exploration companies to better evaluate pre-salt opportunities in advance of Brazil’s pre-salt licensing rounds.

Santos VIII covers an area of over 8,000 km2 adjacent to the Peroba, Pau Brasil and Boumerangue fields. The resulting BroadSeis™ data will be imaged with CGG’s advanced full-waveform inversion (FWI) technology in its Rio de Janeiro Subsurface Imaging Center and merged with the Constellation reprocessing project to provide a regional broadband image of this prolific basin. Fast-track products will be available in the fourth quarter of 2018 and final products will be available in the second quarter of 2019.

Map showing CGG’s 3D data coverage in the pre-salt area offshore Brazil.

Constellation is a 44,000 km2 project that upgrades CGG’s existing Cluster and Cluster Extension surveys with its latest subsurface imaging technology, including 3D deghosting with bandwidth extension and TTI FWI velocity model building, to provide detailed broadband pre-salt images.

Jean-Georges Malcor, CEO, CGG, said: “The addition of Santos VIII will extend our world-class broadband data coverage in the highly prospective deepwater Santos Basin. It is the latest instalment of our contiguous volume of over 94,000 km² of seismic data and integrated geologic studies that bridge the Santos and Campos Basins to cover the entire pre-salt area. These multi-client data sets are an essential resource for oil and gas companies to complete a detailed picture of the complex Santos Basin in advance of Brazil’s future licensing rounds.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 15th, 2018	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer